Exhibit 4.2
[ASTRAZENECA PLC LETTERHEAD]

Strictly private and confidential

Mr P Soriot

27 July 2012

Dear Pascal,

Further to our recent discussions, I now have great pleasure in offering you the position of Chief Executive Officer of AstraZeneca PLC (“CEO”) with a Base Salary of £1,100,000.  Ideally, we would wish you to take up this position as soon as possible, and certainly envisage that you will come to the UK to take up these duties as soon as you are released from your present position.

The terms and conditions that will apply to your employment with AstraZeneca UK Limited (“the Company”) are set out in this offer letter and the enclosed Service Agreement.  If you wish to accept this offer and commence your employment with the Company, you will be eligible to receive the payments and benefits set out in this letter, on and subject to its terms.  This letter should be read in conjunction with the terms of the Service Agreement between you and the Company.  In the event of any conflict between the terms of this offer letter and the Service Agreement, this offer letter will prevail.

1.	Annual Short Term Incentive (STI)

You will be eligible to participate in the Global Executive Bonus Plan (GEBP).  The rules of the GEBP are determined by the Remuneration Committee on an annual basis in its absolute discretion.  In the performance year 2012, this plan is based on the following measures:

Measure		Contribution to outcome
Global Scorecard including:
Earnings Per Share	45%
Cashflow	15%	60%
Other Global Scorecard Measures	40%
SET Area Scorecards		40%

This plan will provide you with an opportunity to be awarded an annual bonus in the range of 0%-180% of your base salary (with 100% of your base salary representing on target performance) based on the achievement of personal objectives linked to performance across all functional areas.  In the first year of your employment any award under the GEBP would be pro-rated to reflect your start date part way through the performance year.  A proportion (currently one-third) of any actual bonus awarded would be paid as shares and deferred for three years.1

The GEBP is discretionary and any bonuses are awarded in the absolute discretion of the Remuneration Committee and are not pensionable.

2.	Long term incentives (LTIs)

You will be eligible for consideration annually for an award of LTIs with an expected value target of 250% and a maximum face value of 500% of your Base Salary using metrics that will measure and reward outstanding performance when compared against our industry peers.  Typically awards are granted in March.

For performance year 2013 you will be eligible to receive an LTI award in or around March 2013, as normal.

LTI awards are subject to satisfaction of appropriately stretching performance targets determined by the Remuneration Committee in its absolute discretion.  These are currently based on net cash flow and total shareholder return (TSR) in the case of Performance Shares, dividend growth and dividend cover spread in the case of the AstraZeneca Investment Plan (AZIP).2   However, the applicable performance targets may change and are always subject to the absolute discretion of the Remuneration Committee.  LTI awards are not pensionable.

3.	Sign-on arrangements

We understand you would be required to forego certain LTI awards on leaving Roche under the proposed circumstances and commencing employment with the Company.  After the commencement of your employment, you will receive the following awards from AstraZeneca, calculated on the basis of certain current unvested LTI awards from Roche:

•
An award of restricted stock units to the value of £2m.  These units will vest, subject to the rules of the AstraZeneca Restricted Share Plan (as modified by this letter), on a time-elapsed basis as follows:

o	40% on the first anniversary of the commencement of your employment with the Company;

o	30% on the second anniversary of the commencement of your employment with the Company; and

o	30% on the third anniversary of the commencement of your employment with the Company.

1 A copy of the plan rules relating to the deferred bonus is enclosed (the AstraZeneca Deferred Bonus Plan).

2 Copies of the plan rules relating to the LTI plans is enclosed (the AstraZeneca Performance Share Plan and AstraZeneca Investment Plan).

If the Company terminates your employment (other than in the circumstances set out at clause 15.6 of your service agreement)  at any time prior to the third anniversary of the commencement of your employment, then any tranche of the above award that has not yet vested shall not lapse and shall continue to vest on the timetable outlined above. In accordance with the rules of the Restricted Share Plan, the value of the stock for the purpose of determining the number of shares subject to the award will be the average of the middle market closing price on the date of the award.

•
An award under the AZIP of shares to the value of £2m.  Vesting of this award will be subject to the rules of the AZIP (as modified by this letter) and to satisfaction of performance targets determined by the Remuneration Committee in its discretion.  Any AZIP award made during 2012 will have performance conditions based on the current 2012 AZIP performance schedule, which is based on dividend growth and dividend cover spread, as previously supplied to you.  The performance period for your AZIP award will be the four year period commencing on 1 January 2013, with a subsequent holding period of four years.

Should you leave the Company for any reason after the end of the performance period then vested amounts will be dealt with in accordance with the rules of the AZIP, save that if you give notice of the termination of your employment at any time after the end of the performance period but before the end of the holding period, you will be deemed to fall within clause 10.3(b) of the AZIP rules so that your sign-on AZIP awards will vest in accordance with the provisions of clause 10.4(b) of the AZIP rules.

In accordance with the rules of the AZIP, the value of the stock for the purpose of determining the number of shares subject to the award will be the average of the middle market closing price on the three consecutive Dealing Days (as defined in the rules) preceding the date of grant (or such other Dealing Day or Dealing Days as the Remuneration Committee may decide).

These awards will be made on a date to be agreed which shall be a date which is as soon as practicably possible during an open trading period immediately following the commencement of your employment with the Company.

In addition to the stock awards outlined above, you will also receive an award in lieu of any forfeited annual bonus at Roche.  The value of your forfeited bonus will be determined by the Remuneration Committee, in its discretion, applying appropriate pro-rating to reflect the period of the bonus year which has elapsed from 1 January 2012 to the final day of your employment with Roche.  A cash award equal to the value of such forfeited bonus amount will then be made to you, provided that you agree to apply such payment in full toward the purchase of shares in AstraZeneca to count towards meeting the share ownership expectation referred to below.  You agree that you shall work with the Board and Corporate Support Team to effect the purchase of such shares.

These awards are designed to compensate you for certain reward arrangements at Roche which you have advised us that you will be required to forego if you accept this offer.  The figures above will therefore be recommended for approval by the Remuneration Committee based on the information you have provided regarding your entitlements.  If this information is inaccurate, please let me know before signing this offer letter and the accompanying service agreement, as it will not be possible to increase these figures at a later date.

4.	Share Ownership Expectation

It is the expectation of the Remuneration Committee that you will build up your own holding of shares in AstraZeneca PLC, with a value equivalent to 300% of your base salary.  This shareholding target can be reached in part through shares delivered from the various LTI arrangements, as well as the deferred part of any short-term incentive.  The expectation is that your shareholding should reach the target level within five years of the commencement of your employment and that you would not dispose of any net new shares acquired (after payment of the acquisition cost and any tax due) at least until such time as the target holding has been reached.  In addition, you will be expected to retain the net number of shares acquired through the exercise of any share options (after payment of the acquisition cost and any tax due) for at least six months.

5.	Benefits

The Company operates a flexible benefits arrangement (AZ Advantage) which is designed to give participants flexibility over their selection of benefits.  The Advantage Fund is calculated by reference to base salary and your annual Advantage Fund will be £104,341 (excluding base salary and pension contribution).  Your Advantage Fund contains an element to reflect part of the Company’s cost of funding your Pension (24% of your annual base salary).  All contributions, which you elect to make to Pension, will be deducted from your Advantage Fund.  The Company’s contribution to pension is 24% of annual base salary.  The balance of your Advantage Fund will be used to purchase benefits from a range including private medical insurance, life assurance, Permanent Health Insurance and holidays, including benefits of your choice.  Your Advantage Fund is entirely flexible, so should you choose not to purchase from the range of benefits, including Pension, you can take the funding as cash.

The Company will fund the cost of providing a chauffeur to you after you have selected your preferred vehicle using the AZ Advantage scheme.

On commencement with AstraZeneca, we will provide reimbursement for you and your immediate family for private medical insurance cover that you may need to purchase if your cover with Roche expires before your cover with AstraZeneca commences.

6.	Financial Planning and Tax Advice

You will be eligible for financial advice, available from a range of Independent Financial Advisers who have been appointed by the Company.  The facility is for an initial assessment to the value of £2,000 plus VAT and annual reviews thereafter to the value of £1,000 plus VAT.  The cost of advice beyond these limits will be a matter for you.

In recognition of your change in tax status as you relocate to the UK, we will additionally provide you with additional tax preparation and planning support. PricewaterhouseCoopers LLP (PWC) in London is our preferred vendor in this regard.

7.	Relocation assistance

You will be eligible for certain assistance from the Company in respect of relocation expenses on commencement of your employment and relocation to the UK, as outlined below:

i	Sale of primary residence

Upon receipt of the signed Service Agreement, we will provide assistance for you in relation to the sale of your primary residence.  This will be subject to the terms of AstraZeneca’s Relocation Policy (Homeowner New Employee Overseas to UK) (a copy of which has been provided to you).

ii	Rental Assistance and Relocation allowance

I am pleased to confirm that the Company will provide you with rental assistance, up to a value of £8,000 per month, for a period of up to 18 months (subject to your continued employment with the Company), prior to Exchange of Contracts on a purchase of your house in the UK.  The company will cover any tax due on these payments as well as any tax arising from the provision of any relocation assistance to support your relocation to London under 7(i) above.

This offer is based on our understanding that you are not prevented from taking up employment with the Company, for example, by any restrictions in any agreement with your current employer (save for any notice period in such agreement).  In the event that such condition is not satisfied, this offer may be withdrawn.

I very much look forward to you joining AstraZeneca.

Kind regards

/s/ Leif Johansson

Leif Johansson
Chairman
AstraZeneca PLC

I understand and accept the terms set out in this offer letter.

/s/ Pascal Soriot
..………………………
Pascal Soriot

Date:  27 August 2012

Dated    27th August 2012

ASTRAZENECA UK LIMITED (1)

PASCAL SORIOT (2)

SERVICE AGREEMENT

Contents

	Clause	Page

1	Definitions and interpretation	2
2	Appointment	3
3	Duration of the Employment	3
4	Scope of the Employment	4
5	Hours of work	5
6	Place of work	5
7	Remuneration	5
8	Expenses	6
9	Holidays	6
10	Sickness benefits	7
11	Pension and benefits	7
12	Restrictions during the Employment	8
13	Confidential information and company documents	8
14	Inventions and other intellectual property	9
15	Termination	11
16	Restrictive covenants	13
17	Disciplinary and grievance procedures	14
18	Notices	14
19	D & O Liability Insurance	15
20	Former contracts of employment	15
21	Choice of law and submission to jurisdiction	15
22	General	15

This Agreement is made on 27th August 2012

Between

(1)	ASTRAZENECA UK LIMITED (registered in England and Wales under number 3674842) whose registered office is at 2 Kingdom Street, London, W2 6BD (Company); and

(2)	PASCAL SORIOT with a service address at 2 Kingdom Street, London W2 6BD (Executive)

It is agreed

1	Definitions and interpretation

1.1	In this Agreement unless the context otherwise requires the following expressions have the following meanings:

AstraZeneca means AstraZeneca PLC, a company registered in England and Wales under number 2723534.

AstraZeneca Board means the Board of Directors of AstraZeneca as the same may be constituted from time to time or such other person or persons as the Board of Directors of AstraZeneca may nominate as the representative of the Board of Directors for this purpose.

Base Salary means the salary referred to in clause 7.1.

Board means Board of Directors of the Company as the same may be constituted from time to time or such other person or persons as the Board of Directors of the Company may nominate as the representative of the Board of Directors for this purpose.

Confidential Information means information relating to the business, products, affairs and finances of the Company or of any Group Company for the time being confidential to it or to them and trade secrets (including, without limitation, technical data and know-how) relating to the business of the Company or of any Group Company, details of any of its or their suppliers, clients or customers including in particular (by way of example only and without limitation) customer requirements, prices charged to and terms of business with customers, terms of business with suppliers, marketing plans and sales forecasts, financial information, results and other forecasts (save to the extent that these are included in published audited accounts), any of the Company’s or a Group Company’s proposals relating to the acquisition or disposal of a company, or a business or any part thereof or to any proposed expansion or contraction of activities, details of employees, officers, consultants and/or contractors and of the remuneration and other benefits paid to them, information relating to research activities, inventions, secret processes, designs, formulae and product lines, any information which is treated as confidential or which the Executive is told or ought reasonably to know is confidential and any information which has been given to the Company or any Group Company in confidence by customers, suppliers and others.

Employment means the Executive's employment under this Agreement.

ERA means the Employment Rights Act 1996 as amended.

Group means the Company and the Group Companies.

Group Company means any company which is for the time being a subsidiary or holding company of the Company and any subsidiary of any such holding company and for the purposes of this Agreement the terms subsidiary and holding company shall have the meanings ascribed to them by section 1159 Companies Act 2006 (and Group Companies shall be interpreted accordingly)

Intellectual Property means all patents, registered designs, trade marks and service marks (whether registered or not and including any applications for the foregoing), copyrights, design rights, semiconductor topography rights, database rights and all other intellectual property and similar proprietary rights subsisting in any part of the world (whether or not capable of registration) and including (without limitation) all such rights in materials, works, prototypes, inventions, discoveries, techniques, computer programs, source codes, data, technical, commercial or confidential information, trading, business or brand names, goodwill or the style of presentation of the goods or services or any improvement of any of the foregoing and the right to apply for registration or protection of any of them and in existing applications for the protection of any of the above.

Sensitive Data means personal data consisting of information as to racial or ethnic origin; political opinions; religious beliefs or other beliefs of a similar nature; membership of a trade union (within the meaning of the Trade Union and Labour Relations (Consolidation) Act 1992); physical or mental health or condition; sexual life; the commission or alleged commission of any offence or any proceedings for any offence committed or alleged to have been committed, including the disposal of such proceedings or the sentence of any court in such proceedings.

Termination Date means for the purposes of clause 16  the date of the termination of the Employment or, where the Company exercises its rights under clause 3.2 to require the Executive to remain at home, the last day on which the Executive was required to work.

1.2	References to clauses and schedules are unless otherwise stated to clauses of and schedules to this Agreement.

1.3	The headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2	Appointment

2.1	The Company agrees to employ the Executive and the Executive agrees to act as Chief Executive Officer of the Company and of AstraZeneca on the terms of this Agreement.

3	Duration of the Employment

3.1
The Employment will commence on such date as you are lawfully free to do so and, subject to the provisions of this Agreement, shall continue unless and until terminated by either party giving to the other not less than 12 months' prior notice in writing, but any such notice from the Company not to expire prior to the second anniversary of the commencement date of the Employment.  Provided always, however, that in respect of the part of any period of notice which exceeds 12 months, the Executive shall be entitled to his Base Salary together with funding for any flexible benefit arrangement operated by the Company from time to time but any other remuneration (as described in clause 7) shall be determined at the sole discretion of AstraZeneca's Remuneration Committee taking account of the reason for such notice being given and in particular the Executive's actual performance assessed against his duties as set out or contemplated by this Agreement.

3.2
At any time during any period of notice of termination served in accordance with clause 3.1 (whether given by the Company or the Executive), the Executive may be placed on “garden leave” in which case neither the Company nor any Group Company shall be under any obligation to provide work for or assign any duties to the Executive for the whole or any part of the relevant notice period and the Company shall have the right at its absolute discretion to assign no, reduced or alternative duties to the Executive (provided these are commensurate with his status and position) and shall be entitled to require the Executive to act at the reasonable direction of the Company including the right to:

(a)	exclude him from any premises of the Company and any other Group Company, and/or

(b)
remove him from any or all directorships and offices held by him in the Company or in any other company in the Group (including if appropriate the office of trustee of any of the pension schemes of the Company or the Group); and/or

(c)	prevent the Executive from discussing its affairs with the Company's or any other company in the Group's employees, agents, clients, customers; and/or

(d)	require the Executive to refrain from business contact with any customers, clients or employees of the Company or any Group Company; and/or

(e)	to take any holiday which has accrued under clause 9 during any period of suspension under this clause 3.2.

If the Company shall exercise its right under this clause, the Executive's entitlement to Base Salary and other contractual benefits shall continue as an employee for the period of garden leave, subject always to the rules of any relevant scheme or policy relating to such benefits.  For the avoidance of doubt, at all times during any period of notice of termination served in accordance with clause 3.1 (whether given by the Company or the Executive), the Executive shall continue to be bound by the same obligations as were owed to the Company prior to the commencement of the notice period including for the avoidance of doubt the duties of good faith and fidelity.

3.3	For the purposes of the ERA there is no previous period of continuous employment.

3.4
For the avoidance of doubt, in the event that the Company terminates the Employment without notice or on notice less than required by clause 3.1, the Executive’s entitlement to any damages or compensation arising from the termination will be subject to the Executive’s duty to mitigate his losses.

4	Scope of the Employment

4.1	During the Employment the Executive shall:

(a)
devote the whole of his working time, attention and skill to the business and affairs of the Group during the hours of work described in clause 5 except during holidays and periods of absence due to ill health;

(b)
faithfully, competently and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Board or the AstraZeneca Board;

(c)	obey the reasonable and lawful directions of the Board and the AstraZeneca Board;

(d)	comply with all the Company's and AstraZeneca’s rules, regulations, policies and procedures from time to time in force; and

(e)
keep the Board and the AstraZeneca Board at all times promptly and fully informed (in writing if so requested) of his conduct of the business of the Company and any Group Company and provide such explanations in connection with it as the Board and the AstraZeneca Board may require.

4.2
The Executive shall if and so long as the Company requires and without any further remuneration carry out his duties on behalf of any Group Company and act as a director or officer of any Group Company.

4.3	The Company may at its sole discretion transfer this Agreement to any Group Company at any time.

4.4
If at any time the Executive is unable to perform his duties properly because of ill health, accident or otherwise, or becomes incapable by reason of mental disorder of administering his property or managing his affairs, then the Company may appoint any other person or persons to act jointly with the Executive in any position to which he may be assigned during any resulting period of absence from work.

4.5
For the purposes of the Data Protection Act 1998, the Executive consents to the Company's processing of personal data, including Sensitive Data, of which the Executive is the subject, details of which processing are specified in the Company's Data Protection Policy.

5	Hours of work

5.1
The Executive shall be required to work a minimum of 40 hours per week at such times to be agreed between the Executive and the Company which may involve working during normal business hours and during such additional hours as are necessary for the proper performance of his duties or as the Board or the AstraZeneca Board may reasonably require from time to time.

5.2
As a senior executive the Executive’s working time is not measured or pre-determined.  The Executive is responsible for determining his own hours of work, providing that such hours are consistent with the proper performance of his duties.

6	Place of work

6.1
The Executive's place of work will be as determined by the AstraZeneca Board from time to time and the Company may require the Executive to travel and work at any place (whether inside or outside the United Kingdom) for such periods as the Company may from time to time reasonably require on a temporary or an indefinite basis.

6.2
The Board shall have the right to require the Executive to move house to an appropriate location for the better performance of his duties.  The Executive will be given reasonable notice of any such requirement and the Company will reimburse to him all expenses incurred by him in such a move as it may consider reasonable in all the circumstances in accordance with the relevant Relocation Policy from time to time in force for senior executives.

7	Remuneration

7.1
The Company shall pay to the Executive the Base Salary at the rate of £1,100,000 per annum (or such other sum as may from time to time be agreed) by equal monthly instalments in arrears by credit transfer to his bank account.  The rate of Base Salary will be reviewed annually in December, the next such review to take place in December 2013.  No salary review will be undertaken after notice has been given by either party to terminate the

Employment.  The Company is under no obligation to increase the Executive’s Base Salary following a salary review but will not decrease it.

7.2
The Executive shall also be entitled to participate during the Employment in such discretionary performance related bonus schemes and such share incentive or option schemes as the AstraZeneca Board may in its discretion determine in accordance with the rules of any such schemes from time to time in force.  If the Company shall pay the Executive a bonus in any one year, this shall not give rise to a contractual entitlement to a bonus in future years.

7.3
In the year in which the Employment terminates, any discretionary performance related bonus shall be determined at the sole discretion of AstraZeneca’s Remuneration Committee, taking account of factors including (but not limited to):

(a)	the length of time during which the Executive has given service during the bonus year in which the Employment terminates; and

(b)	the reason(s) for termination and in particular, the Executive’s actual performance assessed against his duties as set out in or contemplated by this Agreement.

7.4	The Base Salary and any bonus/share incentives/share options shall be inclusive of any fees to which the Executive may be entitled as a director of the Company or any Group Company.

7.5
Payment of the Base Salary and any bonus/share incentives/share options to the Executive shall be made either by the Company or by a Group Company and, if by more than one company, in such proportions as the Board or the AstraZeneca Board may from time to time think fit.

7.6
The Executive agrees that, pursuant to Part II of the ERA, the Company shall be entitled to deduct from any sum due to the Executive under the terms of this Agreement any monies which are owed by the Executive to the Company or any Group Company.

8	Expenses

8.1
The Company shall reimburse the Executive in respect of all expenses reasonably incurred by him in the proper performance of his duties, subject to him providing such receipts or other appropriate evidence as the Company may require.

9	Holidays

9.1
The Executive shall be entitled, in addition to all Bank and Public holidays normally observed in England and any additional holidays purchased by the Executive under the Company’s flexible benefits arrangement (AstraZeneca Advantage), to 22 working days' paid holiday in each holiday year (being the period from 1 July to 30 June).  The Executive may take holiday only at such times as are agreed with the Board.

9.2
In the respective holiday years in which the Employment commences or terminates, the Executive's entitlement to holiday shall accrue on a pro rata basis for each completed calendar month of service during the relevant year.

9.3
If, on the termination of the Employment, the Executive has exceeded his accrued holiday entitlement, the value of such excess, calculated on the basis that each day of paid holiday is equivalent to 1/260th of the Executive’s Base Salary, may be deducted by the Company from any sums due to him.  If the Executive has any unused holiday entitlement, the Company shall at its discretion either require the Executive to take such unused holiday during any notice period or make a payment to him in lieu of it, calculated in accordance with this clause.

9.4
Holiday entitlement for one holiday year cannot be taken in subsequent holiday years unless otherwise agreed by the Board.  Failure to take holiday entitlement in the appropriate holiday year will lead to forfeiture of any accrued holiday not taken without any right to payment in lieu of it.

10	Sickness benefits

10.1	Subject to clause 15 the Company shall continue to pay the Base Salary for:

(a)	up to a maximum of 130 working days' absence on medical grounds in any period of 12 calendar months; or

(b)
for the first 130 working days' absence on medical grounds in any one continuous period of absence (or two or more linked periods as determined by the Social Security Contributions and Benefits Act 1992, as amended from time to time)

whichever is the lesser, provided that the Executive shall from time to time if required supply the Company with medical certificates covering any period of sickness or incapacity exceeding seven days (including weekends).

10.2
Payment in respect of any other or further period of absence shall be at the Company's discretion.  For the avoidance of doubt, the Executive will not be paid during any period of absence from work (other than due to holiday, sickness, injury or other incapacity) without the prior permission of the Board.

10.3
Any payment to the Executive pursuant to clause 10.1 shall be subject to set off by the Company in respect of any Statutory Sick Pay and any Social Security Sickness Benefit or other benefits to which the Executive may be entitled.

10.4
Subject to clause 10.2, when all sick pay entitlement pursuant to clause 10.1 has been exhausted, no further Base Salary will be payable by the Company to the Executive until the Executive has returned to active service of the Company.

10.5	If the Executive's absence shall be occasioned by the actionable negligence of a third party in respect of which damages are recoverable, then the Executive shall:

(a)	notify the Company immediately of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded in connection with it;

(b)	give to the Company such information concerning the above matters as the Company may reasonably require; and

(c)
if the Company so requires, refund to the Company any amount received by him from any such third party provided that the refund shall be no more than the amount which he has recovered in respect of remuneration.

11	Pension and benefits

11.1
During the Employment the Executive shall be entitled to participate in the AstraZeneca Group Self Invested Personal Pension Plan (GSIPP) as it exists on the effective date of this Agreement and any successor plans, subject to the applicable rules from time to time in force provided that the GSIPP may be terminated or amended at any time in accordance with the relevant trust deed or rules that governs it, provided always that the Executive is provided with a comparable level of benefits to those set out above in any amended or replacement plan.

11.2
The Company shall, from time to time, be entitled to require the Executive to undertake a medical examination with a doctor of the Company's choice to determine the Executive’s ability to carry out his duties under this Agreement.  The Company will be entitled to receive a copy of any report produced in connection with all such examinations and to discuss the contents of the report with the doctor who produced it.

11.3
The Executive shall be entitled during the Employment to such other benefits, including participation in AZ Advantage, not inconsistent with the foregoing and as may be appropriate for a person of the status of the Executive as are provided to other UK based employees in the Group.

12	Restrictions during the Employment

12.1	During the Employment the Executive shall not directly or indirectly be employed, engaged, concerned or interested:

(a)	in any other business or undertaking; or

(b)
in any activity which the Board reasonably considers may be, or become, harmful to the interests of AstraZeneca, the Company or of any Group Company or which might reasonably be considered to interfere with the performance of the Executive's duties under this Agreement.

12.2	Clause 12.1 shall not apply:

(a)
so as to prevent the Executive from holding (directly or through nominees) investments listed on the Official List of London Stock Exchange plc or in respect of which dealing takes place in the Alternative Investment Market or any recognised stock exchange as long as he does not hold more than 3  per cent of the issued shares or other securities of any class of any one company and provided always that the Executive takes reasonable care to ensure that the holding of such investments does not give rise to any actual or potential conflict of interest between the holding of such investments and the duties of the Executive as contemplated by this Service Agreement and/or which may otherwise arise as a result of any law or regulation to which any of the Executive, the Company or AstraZeneca may from time to time be subject; or

(b)	to any act undertaken by the Executive with the prior written consent of the AstraZeneca Board.

12.3
The Executive shall comply with, the UK Listing Authority's listing rules' Model Code for transactions in securities by directors of listed companies, certain employees and persons connected with them and every regulation of AstraZeneca and the Company for the time being in force in relation to dealings in shares or other securities of AstraZeneca, the Company or any Group Company.

13	Confidential information and company documents

13.1	The Executive shall keep secret and will not, whether during the Employment or after its termination:

(a)	divulge or communicate to any person, company, business entity or other organisation;

(b)	use for his own purposes or for any purposes other than those of the Company or any Group Company; or

(c)	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of,

any Confidential Information.

13.2	The restrictions in clause 13.1 shall not apply:

(a)	to any disclosure of information which is already in the public domain otherwise than by breach of this Agreement;

(b)
to any disclosure or use authorised by the Board or required in the proper performance by the Executive of his duties under this Agreement or by any applicable laws or regulations, including, without limitation, to any disclosure required for patent purposes provided that the Executive promptly notifies the Company when any such disclosure requirement arises to enable the Company to take such action as it deems necessary, including, without limitation, to seek an appropriate protective order and/or make known to the appropriate government or regulatory authority or court the proprietary nature of the Confidential Information and make any applicable claim of confidentiality with respect hereto;

(c)	so as to prevent the Executive from using his own personal skill, experience and knowledge in any business in which he may be lawfully engaged after the Employment is ended; or

(d)	to prevent the Executive making a protected disclosure within the meaning of s43A of the Employment Rights Act 1996.

13.3
The Executive acknowledges and agrees that all books, notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, computer and other discs and tapes, data listings, codes, designs and drawings and other documents and material whatsoever (whether made or created by the Executive or otherwise) relating to the business of AstraZeneca, the Company or any Group Company (and any copies of the same):

(a)	shall be and remain the property of AstraZeneca, the Company or the relevant Group Company; and

(b)
shall be handed over by the Executive to AstraZeneca, the Company or to the relevant Group Company on demand and in any event on the termination of the Employment and the Executive shall certify that all such property has been handed over on request by the Board.

14	Inventions and other intellectual property

14.1
The parties foresee that the Executive may make inventions or create other Intellectual Property in the course of his duties and agree that in this respect the Executive has and shall have at all times a special responsibility to further the interests of AstraZeneca, the Company and any Group Company.

14.2
Any invention, discovery, improvement, prototype, technique, design, process, information, copyright work, computer program, trade mark, trade name or get-up, work or other output (Work) made, created or discovered wholly or partially by the Executive during the Employment (whether capable of being patented or registered or not and whether or not made, created, developed or discovered in the course of the Employment and whether or not recorded in material form) in conjunction with or in any way affecting or relating to the business of AstraZeneca, the Company or of any Group Company or capable of being used or adapted for use in or in connection with such business, together with all Intellectual Property subsisting therein, (collectively Intellectual Property Rights) shall be disclosed by the Executive immediately to the Company and shall (subject to sections 39 to 43 Patents Act 1977) belong to and be the absolute property of the Company or such Group Company as the Company may direct.  To the extent that any Intellectual Property Rights do not vest automatically in the Company, the Executive holds them on trust for the Company and the Executive hereby assigns to the Company with full title guarantee and by way of present assignment of future rights, all such copyright, database rights, design rights (and any other Intellectual Property capable of assignment by way of present assignment of future rights) which may fall within the definition of the Intellectual Property Rights absolutely for the full term of those rights.

14.3	If and whenever required so to do by the Company, both during and after the Employment, the Executive shall, at the expense of the Company or such Group Company as the Company may direct:

(a)
apply or join with the Company or such Group Company in applying for patent or other protection or registration in the United Kingdom and in any other part of the world for any Intellectual Property Rights; and

(b)
promptly execute all instruments and do all things necessary for vesting all Intellectual Property Rights (including such patent or other protection or registration when so obtained) and all right, title and interest to and in them absolutely, with full title guarantee and as sole beneficial owner, in the Company or such Group Company or in such other person as the Company may specify.

14.4
The Executive irrevocably and unconditionally waives all rights under Chapter IV of Part I Copyright Designs and Patents Act 1988 and all similar rights in other jurisdictions in connection with his authorship of any existing or future copyright work which forms part of the Intellectual Property Rights, in whatever part of the world such rights may be enforceable, including, without limitation:

(a)	the right conferred by section 77 of that Act to be identified as the author of any such work; and

(b)	the right conferred by section 80 of that Act not to have any such work subjected to derogatory treatment.

14.5
The Executive irrevocably appoints the Company to be his Attorney in his name and on his behalf to execute any such instrument or do any such thing and generally to use his name for the purpose of giving to the Company or such Group Company as the Company may nominate the full benefits of this clause.  A certificate in writing in favour of any third party signed by any director or by the secretary of the Company that any instrument or act falls within the authority conferred by this Agreement shall be conclusive evidence that such is the case.

14.6
The Executive acknowledges that, except as provided by law, no further remuneration or compensation other than that provided for in this Agreement is or may become due to the Executive in respect of his compliance with this clause 14.  Nothing in this clause 14 shall be construed as restricting the rights of the Executive or the Company under sections 39 to 43 Patents Act 1977.

15	Termination

15.1	Either party may terminate the Employment in accordance with clause 3.1.

15.2	The Company may, in its sole discretion, terminate the Employment at any time with immediate effect and pay a sum in lieu of notice (the Payment in Lieu) equal to:

(a)
the Base Salary which the Executive would have been entitled to receive under this Agreement during the notice period referred to at clause 3.1 if notice had been given (or, if notice has already been given, during the remainder of the notice period) (the Relevant Period);

(b)
the balance of the cost to the Company (including, for the avoidance of doubt, an amount in respect of the Company’s pension contribution) of funding any flexible benefit arrangement operated by the Company from time to time in respect of the Executive’s employment during the Relevant Period.

15.3	For the avoidance of doubt:

(a)	the Payment in Lieu shall not include any sum in lieu of bonus;

(b)
the Executive will not be entitled to receive any payment in addition to the Payment in Lieu in respect of any holiday entitlement that would have accrued during the period for which the Payment in Lieu is made.

15.4
The Payment in Lieu shall be made in full and final settlement of any contractual claims the Executive may have against the Company or any Group Company (whether known or unknown) arising from the Employment or the termination thereof or the Executive’s directorship or resignation from any directorship of the Company or any Group Company.

15.5
The Payment in Lieu shall be subject to any deductions the Company may be required to make and may at the Company’s discretion be paid as a lump sum within 30 days of the date of the termination of the Employment or, alternatively, the first six months’ thereof may be paid in equal monthly instalments from the date of termination of the Employment with the balance paid in a lump sum within 30 days after the date of the last such instalment.  If the Company pays the first six months’ Payment in Lieu in instalments, and the Employee commences alternative employment or the provision of services pursuant to a consultancy arrangement at a basic salary or fee of at least £30,000 per month whilst such payments are being made, each instalment that falls due after the commencement of the alternative employment or the provision of services under the consultancy arrangement will be reduced by such sum as is equal to 50% of 1/12th of the basic annual salary or fee the Executive is entitled to receive from the alternative employment or consultancy arrangement. In the event that the Company exercises its discretion to terminate the Executive’s employment under this clause 15, the Executive will use reasonable efforts to secure suitable alternative employment as soon as reasonably practicable and the payment of the instalments shall be conditional on the Executive providing the Company with reasonable evidence of such efforts.

15.6
Notwithstanding any other provisions of this Agreement, the Company may also terminate the Employment summarily (by serving written notice on the Executive to that effect) and with no liability to make any further payment to the Executive (other than in respect of amounts accrued due at the date of termination) if the Executive:

(a)	commits any fundamental breach of this Agreement or is guilty of any gross misconduct, gross incompetence, or any wilful neglect in the discharge of his duties;

(b)	repeats or continues (after warning) any breach of this Agreement;

(c)	is guilty of any fraud, dishonesty or conduct which brings, or in the reasonable opinion of the Company would bring, himself, the Company or any Group Company into disrepute;

(d)	commits any act of bankruptcy or takes advantage of any statute for the time being in force offering relief for insolvent debtors;

(e)
is convicted of any criminal offence (other than minor offences under the Road Traffic Acts or the Road Safety Acts for which a fine or non-custodial penalty is imposed) which might reasonably be thought to affect adversely the performance of his duties;

(f)	is disqualified from holding office in the Company or in any other company by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment;

(g)	resigns as, or becomes prohibited by law from being, a director of the Company or any Group Company, otherwise than at the Company's or AstraZeneca’s request.

This clause shall not restrict any other right the Company may have (whether at common law or otherwise) to terminate the Employment summarily.

Any delay by the Company in exercising such right of termination shall not constitute a waiver of it.

15.7
If at any time the Executive is unable to perform his duties properly because of ill health accident or otherwise for a period or periods totalling at least 130 working days in any period of 12 calendar months, or becomes incapable by reason of mental disorder of managing and administering his property and affairs, then the Company may, notwithstanding the existence of any permanent health insurance cover provided for the Executive in its absolute discretion terminate the Employment by giving him not less than three months' written notice to that effect.

15.8
If the Company believes that it may be entitled lawfully to terminate the Employment summarily, whether pursuant to clause 15.1 or otherwise, it shall be entitled (but without prejudice to its right subsequently to terminate the Employment on the same or any other ground) to suspend the Executive on full pay for such reasonable period as is necessary to conduct any investigation and to conclude any disciplinary proceedings.

15.9	On the termination of the Employment or upon the Company having exercised its rights under clause 3.2, the Executive shall:

(a)
at the request of the Board resign from office as a director of the Company and all offices held by him in any Group Company and shall transfer to the Company without payment or as the Company may direct any qualifying shares held by him as nominee for the Company or any Group Company provided however that such resignation shall be without prejudice to any claims which the Executive may have against the Company or any Group Company arising out of the termination of the Employment; and

(b)
immediately deliver to the Company all materials within the scope of clause 13.3, any Company car, mobile telephone or other Company equipment in his possession and all keys, credit cards, and other property of or relating to the business of the Company or of any Group Company which may be in his possession or under his power or control and the Executive irrevocably authorises the Company to appoint any person in his name and on his behalf to sign any documents and do any things necessary or requisite to give effect to his obligations under this clause 15.9.

16	Restrictive covenants

16.1
The Executive will not (without the previous consent in writing of the Board) for the period of 12 months immediately after the Termination Date (save that in respect of clause 16.1(a) the period shall be 6 months) whether as principal or agent, and whether alone or jointly with, or as a director, manager, partner, shareholder, employee or consultant of any other person, directly or indirectly:

(a)
carry on, or be engaged, concerned or interested in any business which is similar to and/ or competes with any business being carried on by the Company or by any Group Company at the Termination Date and with which the Executive was materially involved in the course of the Employment at any time during the period of 12 months immediately preceding the Termination Date;

(b)
negotiate with, solicit business from or endeavour to entice away from AstraZeneca, the Company or any Group Company the business of any person, firm, company or organisation who or which to his knowledge is and has been a customer, client or agent of or supplier to, or who had regular business dealings with, AstraZeneca, the Company or with any Group Company during the period of 12 months immediately preceding the Termination Date and with whom he had material direct or indirect dealings or personal contact in the course of the Employment during that period provided that this restriction will be limited to activities by the Executive which will involve offering or providing services similar to those which he will have provided during the Employment;

(c)
undertake to provide in competition with AstraZeneca, the Company or any Group Company any service or to manufacture or supply any product similar to those with which he was concerned in the course of the Employment during the period of 12 months immediately preceding the Termination Date to or for any person who is or was a customer, client or agent of or supplier to (or who had regular business dealings with) AstraZeneca, the Company or any other Group Company during the period of 12 months immediately preceding the Termination Date and with whom he had material direct or indirect dealings in the course of the Employment during that period;

(d)
interfere with, solicit or endeavour to entice away from AstraZeneca, the Company or any Group Company any person who to his knowledge is, and within the period of  12 months immediately preceding the Termination Date had been, part of the senior management of AstraZeneca, the Company or any other Group Company and with whom he had material personal dealings in the course of the Employment during that period.

16.2
For the avoidance of doubt, none of the restrictions contained in clause 16.1 shall prohibit any activities by the Executive which are not in direct or indirect competition with any business being carried on by AstraZeneca, the Company or any Group Company at the Termination Date.

16.3
Nothing in clause 16.1 shall preclude the Executive from holding (directly or through nominees) investments listed on the Official List of London Stock Exchange plc or in respect of which dealing takes place in the Alternative Investment Market or any recognised stock exchange as long as he does not hold more than 3 per cent of the issued shares or other securities of any class of any one company.

16.4
At no time after the Termination Date shall the Executive directly or indirectly represent himself as being interested in or employed by or in any way connected with the Company or any Group Company, other than as a shareholder of AstraZeneca and former employee of the Company.

16.5
The Executive agrees that, having regard to all the circumstances, the restrictions contained in this clause are reasonable and necessary for the protection of AstraZeneca, the Company or of any Group Company and that they do not bear harshly upon him and the parties agree that:

(a)
each restriction shall be read and construed independently of the other restrictions so that if one or more are found to be void or unenforceable as an unreasonable restraint of trade or for any other reason the remaining restrictions shall not be affected; and

(b)
if any restriction is found to be void but would be valid and enforceable if some part of it were deleted, that restriction shall apply with such deletion as may be necessary to make it valid and enforceable.

17	Disciplinary and grievance procedures

17.1	There are no special disciplinary or grievance rules which apply to the Executive and any such matters affecting him will be dealt with by the Board.

18	Notices

18.1
Any notice or other document to be given under this Agreement shall be in writing and may be given personally to the Executive or to the secretary of the Company or may be sent by first class post or other fast postal service or by facsimile transmission to, in the case of the Company, its registered office for the time being and in the case of the Executive either to his address shown on the face of this Agreement or to his last known place of residence.

18.2
Any such notice shall (unless the contrary is proved) be deemed served when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours.  In the case of first class post, this shall be deemed to be no later than two working days after posting. In proving such service it shall be sufficient to prove, where appropriate, that the notice was addressed properly and posted, or that the facsimile transmission was despatched.

19	D & O Liability Insurance

During the Employment and for six years following its termination the Executive shall be entitled to be covered by a policy of directors’ and officers’ liability insurance on terms no less favourable than those in place from time to time for other members of the Board of AstraZeneca.

20	Former contracts of employment

This Agreement shall be in substitution for any previous contracts, whether by way of letters of appointment, agreements or arrangements, whether written, oral or implied, relating to the employment of the Executive other than the letter from the Company to the Executive dated 27 July 2012, all of which (other than the letter from the Company to the Executive dated 27 July 2012) shall be deemed to have been terminated by mutual consent as from the date of this Agreement and the Executive acknowledges that he has no outstanding claims of any kind against AstraZeneca, the Company or any Group Company in respect of any such contract.

21	Choice of law and submission to jurisdiction

21.1	This Agreement shall be governed by and interpreted in accordance with English law.

21.2	The parties submit to the exclusive jurisdiction of the English courts.

22	General

22.1
The expiration or termination of this Agreement shall not prejudice any claim which either party may have against the other in respect of any pre-existing breach of or contravention of or non-compliance with any provision of this Agreement nor shall it prejudice the coming into force or the continuance in force of any provision of this Agreement which is expressly or by implication intended to or has the effect of coming into or continuing in force on or after such expiration or termination.

22.2	This Agreement may be executed in any number of counterparts, each of which, when executed, shall be an original, and all the counterparts together shall constitute one and the same instrument.

22.3	This Agreement constitutes the written statement of the terms of employment of the Executive provided in compliance with Part I of the ERA.

22.4
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

Executed as a deed by the Company	)	/s/ Simon Lowth
acting by two directors or by a director and its	)	Director
secretary	)
	)	/s/ Adrian Kemp
	)	~~Director/~~Secretary

Executed as a deed by the Executive	)
in the presence of	)
	)	/s/ Pascal Soriot

/s/ Caroline Hempstead /s/
Signature of witness

Name Caroline Hempstead

Address 2 Kingdom Street, London W2 6BD